Exhibit 99.1

SHAREHOLDERS APPROVE NAME CHANGE OF

MAMMA.COM INC. TO COPERNIC INC.

Montreal, Canada, June 18, 2007 - Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), announces that the Company’s shareholders approved changing the Company’s name from Mamma.com Inc. to Copernic Inc. at the Annual General and Special Meeting of the Shareholders on June 8, 2007.

On June 14, 2007, articles of amendment were filed at the Ministry of Consumer and Business Services of Ontario. The Company’s NASDAQ ticker symbol will eventually be changed to CNIC; there will be a six month transition period during which information on the Company can be accessed as both CNIC and MAMA.

The Company plans to release a new corporate website reflecting its revised positioning in the coming weeks.

About Copernic Inc.

Copernic Inc. is a leading provider of award winning search technology for both the Web and desktop space delivered through its properties such as www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors’ Choice Award as well as the PC World World Class award in 2005. In 2007, PC Pro, UK’s most respected IT magazine for professionals and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search 2.0 as the top desktop search tool.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statement in this press release.

FOR MORE INFORMATION CONTACT:

Christine Papademetriou

Director of Marketing

Copernic Inc.

Email: copernicpr@copernic.com

Telephone Toll Free: (877) 289-4682 #125

Telephone Local: (514) 908-4325